Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

July 20, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Staff Attorney

Washington, D.C. 20549

RE:	Heyu Leisure Holidays Corporation
Registration Statement on Form S-1
Filed February 9, 2015
File No. 333-201986

Dear Ms. McManus:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form S-1 for Heyu Leisure Holiday Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated March 10, 2015 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. Please update all financial statements in accordance with Rules 8-02 and 8-05 of Regulation S-X, and file all required financial statements within the prospectus. Refer to Item 11(e) of Form S-1.

Response: The Company has updated its financial statements to reflect its audited financials as of December 31, 2014 and its interim financials as of March 31, 2015.

2. We note that you are registering 10,999,097 shares of common stock by the selling shareholders, which includes 5,486,016 shares held by officers, directors, or affiliates of the company. Since you issued this stock when you were a “shell company” as defined by Rule 405 of the Securities Act, it appears that the selling shareholders would be considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. See SEC Release 33-8869 (2007). Because the selling shareholders would be deemed to be underwriters on behalf of the issuer, the offering price of the shares being sold should be fixed for the duration of the offering. Please revise accordingly your disclosure in the prospectus cover page, prospectus summary, plan of distribution and other sections in the prospectus as applicable.

Response: The Company notes the Commission’s position, however, the Company respectfully disagrees with the designation of non-affiliated shareholders as underwriters in connection with any sale of those securities, particularly a registered sale of such securities as occurring under the Form S-1. In this regard, the basis for citation to Rule 144 above is not entirely clear to the Company.

To note, the Commission adopted Rule 144 to provide a safe harbor from [the] definition of ‘underwriter’ to assist security holders in determining whether the Section 4[(a)](1) exemption is available for their resale of securities.” SEC Release 33-8869, 6 (2007). Rule 144 is typically considered to be inapplicable to registered offerings, such as a Form S-1. Thus, the rule should not be applied in the Company’s present case, as the Selling Shareholders are not relying on the Section 4(a)(1) exemption, but intend to offer their securities pursuant to an effective registration statement under Form S-1 covering their securities.

Additionally, it would seem that Rule 144 does not create a presumption of automatic underwriter status. Rule 144(i)(1) provides that the rule is not available for the resale of securities initially issued by a shell company or a former shell company. Rule 144(i)(2) provides an exception to the general prohibition of Rule 144(i)(1), including, as the Staff notes, that Form 10 information was filed at least one year prior to the proposed sale. However, Rule 144(i) does not create a presumption that shareholders who received securities from a shell company must be considered underwriters for any future resale of securities. Moreover, no part of Rule 144 provides that anyone for whom the Rule 144 safe harbor is unavailable is deemed an underwriter in connection with any future resale. Rather, Rule 144 deals solely with offers and sales proposed to be exempt pursuant to Section (4)(a)(1). The rule is silent respecting registered resale offerings such as this one.

For these reasons, the Company maintains its position that the Selling Shareholders should not be deemed underwriters in connection with the resale of the securities included in the Registration Statement and will be engaged in a true secondary offering, which may be conducted on an “at-the-market” basis.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: No written communications have been presented by the Company or on the Company’s behalf in reliance on Section 5(d) of the Securities Act. Thus, the Company believes that this comment is not applicable at present.

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Cover Page

4. Please revise to clearly disclose the offering price, rather than the “assumed” price to public.

Response: The Company has revised the cover page to disclose the offering price.

Risk Factors, page 7

5. Please add risk factor disclosure to discuss any risks associated with Mr. Ang’s lack of experience in running a public company subject to the Exchange Act reporting requirements, to the extent applicable.

Response: The Company has amended the disclosure to add a risk factor noting that neither the Company’s Managing Director, nor its management in general has any experience operating a public company. We trust that the additional disclosure addresses the comment.

6. Please add risk factor disclosure to address risks associated with your concentrated investment type (i.e., operation of hotels in China).

Response: The Company has amended the disclosure to add a risk factor noting that the Company will primarily be operating within China’s travel and leisure industry. Moreover, the additional risk factor discusses the Company’s dependence on overall economic strength. We trust that the additional disclosure addresses the comment.

Description of Securities, page 12

7. Under “Capitalization” you state there are no preferred shares outstanding, however, under “Dividends” you state that the board of directors may vote to declare dividends to holders of the Series A preferred stock at a rate and at a time to be fixed by the board of directors. Please revise to clarify if you have outstanding preferred stock.

Response: The Company has amended the disclosure to remove reference to Series A preferred stock and note that no preferred shares are issued, nor does the Company have plans to do so in the immediate future.

The Business, page 14

8. Please revise to focus on your current business – operation of the Wujiaer Hotel. You characterize this as a budget hotel, however, much of your disclosure focuses on your intent to manage luxury hotels and establish hotel chains with in-house leisure clubs. You state that the main source of your revenue will be the sale of brand licenses and management fees. It appears, however, that you have not received revenue from these activities to date. Your disclosure should clearly distinguish between current business operations and planned business operations.

Response: The Company has revised the disclosure to delineate its current business and its planned business. We trust that the additional disclosure addresses comment.

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The Market, page 15

9. It is unclear why your market information focuses on the United States given the fact that your business operations are currently focused in China. Please revise or advise.

Response: The Company has revised the disclosure to discuss China’s market for the travel and leisure industry. We trust that the additional disclosure addresses the comment.

Property, page 17

10. Your website indicates that you maintain office space in Beverly Hills; however your property discussion does not include any such office space. Please revise or advise.

Response: The Company notes that its website was incorrect. The Company has corrected the incorrect address on its website to conform to the filing.

Plan of Operation, page 20

11. Please expand upon your disclosure to provide more detail regarding your plan of operation for the next twelve months. Include detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of funding for each type of expenditure.

Response: The Company has revised the disclosure to more completely discuss its plan of operation over the upcoming twelve months.

12. If possible, separately quantify your anticipated capital needs over the next 12 months.

Response: The Company has revised the filing to disclose its projected capital requirements for the upcoming twelve months.

Business Plan and Potential Acquisition, page 20

13. You disclose that you have entered into a Memorandum of Understanding with two hotel projects in China, for potential acquisition of Golden Eagle Hotel and Xiamen Yuan Bo Bay Hot Springs Hotel. In addition, you state that you issued a Letter of Intent to show interest in a 5-star hotel located in Shanghang, China. Please tell us whether these potential acquisitions are probable, and if so, whether the properties are significant either individually or in the aggregate. Please also discuss the risk that you may not successfully complete these acquisitions.

Response: The Company has revised the filing to disclose the probable business acquisitions. Currently, only the acquisition of Xiamen Yuan Bo Bay has a measurable degree of probability, the disclosure has been revised to indicate that.

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Management Discussion and Analysis of Financial Condition and Results of Operations, page 25

14. Please provide additional detail regarding the results of operation for the Wujiaer Hotel. For example, specify the components of revenue and cost of revenue. Please also disclose the number of rooms available, occupancy, and average daily rate for the last two fiscal years.

Response: The Company has provided further discussion of the results of operation for Wujiaer Hotel as a subsidiary of Heyu Capital Limited. We trust that the additional disclosure addresses this comment.

Management, page 32

15. Please revise the business experience description to provide the specific dates of service for prior experience, identifying the month and year each occupation/employment begins and ends. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the biographical information of its management to discuss each director’s experience. We trust that the additional disclosure addressed the Commission’s comment.

Committees and Terms, page 35

16. Your statement that the Board has not established any committees appears inconsistent with the biographies in the “Management” section, many of which indicate that your directors serve on a variety of committees. For example, refer to the biographies for Mei Yun Zhong, Stephan Truly Busch, Kwee Huwa Tan, and Shanmuga Ratnam. Please revise or advise.

Response: The Company has revised the filing to note and discuss the two committees that have been formed under the board of directors.

Legal Matters, page 40

17. Please expand to describe the nature of the “substantial interest” referenced. See Item 509 of Regulation S-K.

Response: The disclosure has been revised to note that Cassidy & Associates were majority owners in the Company prior to its change in control.

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Item 16. Exhibits and Financial Statement Schedules, page 42

18. On page 36 you state that “the Registrant enters into and maintains customary employment agreements with each of its officers.” Please file the employment agreements as exhibits.

Response: These employment agreements have now been filed by the Registrant in the instant form S-1.

Exhibit 10.1 and 10.2

19. Please confirm that the exhibits constitute a complete copy or summary of the Memorandum of Understanding. We note, for example, that the project assets and target asset are not clearly identified.

Response: The exhibits do constitute a complete copy of the Memorandum of Understanding, so there is no change being made to the actual form of these exhibit. However, the Registrant has added additional summary materials and information within the body of the form S-1.

20. Exhibit 10.2 refers to a down payment due by the end of January 2015. Please quantify the down payment and advise whether the company paid the referenced amount.

Response: The Company has now included in the form S-1 some updates regarding the summary of MOU. According to the revisions, the initial deposit shall be RMB 5 million. However, the Company still has not paid the referenced amount as the other party (Party B) is still yet to furnish the full land title documents to the Company as of now.

Exhibit 10.3

21. Please provide an English translation or summary of the information in this exhibit. See Securities Act Rule 403(c).

Response: The Company has attached an English translation for this exhibit. The translation is now filed as exhibit 10.4.

We trust that the Company has responded satisfactorily to the comments previously issued by the Commission regarding the Form S-1. If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates

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